

Mail Stop 7010

December 19, 2006

via U.S. mail and facsimile

Mr. Vincent J. Arnone
Senior Vice President, Treasurer and Chief Financial Officer
Fuel-Tech, Inc.
512 Kingsland Drive
Batavia, Illinois 60510

> **RE: Form 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and**
> **September 30, 2006**
> **File No. 1-33059**

Dear Mr. Arnone:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document or revise in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2005</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Income, page 19</u>

1. As noted on page 23, amortization of intangible assets are included in operating income. However, you excluded impairment losses of your intangible assets of $30,000 in 2005 and $113,000 in 2004 from operating income. Please tell us how you determined that it was appropriate to exclude the impairment losses from your operating income given the guidance of paragraph 42 of SFAS 142, paragraph 25 of SFAS 144 and Question 2 of SAB Topic 5:P.3.

<u>Note 5. Stock Options and Warrants, page 28</u>

2. You assumed that your common stock volatility declined from 62.3% in 2004 to 48% in 2005. However, under risk factors in your September 30, 2006 10-Q report, you disclosed that your common stock has been volatile. You also disclosed that your common stock ranged from a low of $5.33 to a high of $21.45 since May 2, 2005. Based on your disclosures it appears that the assumed volatility in 2005 is low. Please reassess your volatility assumption for each period presented and provide us with documentation to support your current assumptions or for any revisions to your volatility assumption. Please refer to Appendix A of SFAS 123(R).

<u>Form 10-Q for the period ended September 30, 2006</u>

<u>General</u>

3. Please address the comments above in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief